Exhibit 12.1

VWR INTERNATIONAL, INC.

Computation of Earning to Fixed Charges

(Dollars in millions)

	Successor			Predecessor
			April 7 -	January 1 -
	Year Ended December 31,		December 31,	April 6,	Year Ended December 31,
	2006	2005	2004	2004	2003	2002
Income before income taxes and cumulative effect of a change in accounting principle and equity method earnings	$112.5	$72.3	$55.0	$35.7	$110.7	$73.5
Add: Equity method earnings	0.5	0.5	0.4	0.1	0.6	0.5
Add: Fixed charges	93.7	88.1	59.8	8.8	35.9	52.4
Earnings, as defined	$206.7	$160.9	$115.2	$44.6	$147.2	$126.4

Fixed Charges:
Interest expense	$83.3	$77.0	$51.5	$5.8	$26.1	$41.8
One-third rental expense	10.4	11.1	8.3	3.0	9.8	10.6
Total Fixed Charges	$93.7	$88.1	$59.8	$8.8	$35.9	$52.4

Ratio of Earnings to Fixed Charges	2.2	1.8	1.9	5.1	4.1	2.4